2 May 2007

To:  The holders (the Optionholders) of the outstanding options (the Options) granted under the PacNet 1999 Share Option Plan (the PacNet Share Option Plan)

OPTIONS PROPOSAL

1.	INTRODUCTION

1.1  Offer

On 2 May 2007, Connect Holdings Limited (the Offeror or Connect), announced a voluntary conditional offer (the Offer) for all the issued ordinary shares (the PacNet shares) in the share capital of Pacific Internet Limited (PacNet), other than those PacNet shares already owned, controlled or agreed to be acquired by the Offeror, its subsidiaries or their respective nominees as at the date of the Offer.

1.2  Financial Adviser and Dealer Manager

Lazard Asia Limited and Lazard Frères & Co., LLC are the financial adviser and dealer manager in relation to the Offer.

1.3  Offer to Purchase

On 2 May 2007, the Offeror despatched an Offer to Purchase to shareholders of PacNet containing the terms of and information in relation to the Offer. A copy of the Offer to Purchase is enclosed with this Letter. This Letter should be read and construed together with and in the context of the Offer to Purchase. Terms defined in the Offer to Purchase shall, unless otherwise, defined herein, have the same meaning when used in this Letter.

1.4  Purpose

In the Offer to Purchase, it is stated that a proposal (the Options Proposal) will be made by Connect to the Optionholders in relation to the Options. The purpose of this Letter is to formally make the Options Proposal to you.

1.5  PacNet Share Option Plan

You should take note of the rules and regulations of the PacNet Share Option Plan.

1.6  Choice

You may wish to EITHER (a) subject to the terms of the PacNet Share Option Plan, exercise your Options and accept the Offer in respect of the new PacNet shares to be issued pursuant to such exercise, OR (b) accept the terms of the Options Proposal set out below.

1.7  Consultation

If you are in any doubt about this Letter, you should consult your stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser immediately.

2.	TERMS OF THE OFFER

2.1  Offer Terms

The Offer will be subject to and conditional upon the following terms and conditions:

2.1.1  The Offeror will make the Offer for all the issued PacNet shares in accordance with Rule 15 of the Singapore Code on Take-overs and Mergers (the Code), and subject to the terms and conditions set out in the Offer to Purchase.

2.1.2  The Offer will be made on the following basis:

For each PacNet share:	US$10.00 net in cash for each PacNet share, without interest.

2.1.3  The Offer will also be extended, on the same terms and conditions, to holders of:

(a) all the issued PacNet shares including those PacNet shares owned, controlled or agreed to be acquired by parties acting or deemed to be acting in concert with the Offeror in connection with the Offer (other than PacNet shares already owned by Connect); and

(b) all new PacNet shares unconditionally issued or to be issued pursuant to the valid exercise prior to expiration of this Offer of any outstanding Options granted under PacNet Share Option Plan.

2.1.4  The PacNet shares are to be acquired fully-paid and free from all liens, charges, pledges and other encumbrances and together with all rights, benefits and entitlements attached thereto as at 12 January 2007, the date of the initial announcement of Connect’s intention to make the Offer and thereafter attaching thereto, including the right to all dividends, rights and other distributions (if any) declared, made or paid thereon on or after such date.

2.1.5  The Offer will be conditional upon, among other things, satisfaction of the minimum tender condition. The minimum tender condition requires the tender of a sufficient number of shares such that the Offeror would own (including shares the Offeror currently owns) more than 50% of the issued shares of PacNet as of the final expiration of the Offer (including shares issued or to be issued pursuant to Options validly exercised on or before the final expiration date) the Minimum Tender Condition).

2.2  Expiration Date

The Offer is open for acceptance by shareholders of PacNet up to 12:00 midnight, New York City time on 7 June 2007, 12:00 noon Singapore time on 7 June 2007, or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

3.	OPTIONS PROPOSAL

3.1  Outstanding Options

As of 24 April 2007, there were 518,580 outstanding Options to subscribe for shares granted pursuant to the PacNet Share Option Plan. The Options are not freely transferable by the Optionholders. In view of this restriction, the Offeror will make the Options Proposal to Optionholders on the terms set out below.

For the avoidance of doubt, the Offer will be extended to all new PacNet shares unconditionally issued or to be issued pursuant to the valid exercise of the Options on or prior to 7 June 2007, or if applicable, on or prior to the expiry of any subsequent offering period.

3.2  Proposed Terms

In addition to extending the Offer to all new PacNet shares to be issued pursuant to the valid exercise of the Options on or prior to the expiration of the Offer, the Offeror will make the Options Proposal to the Optionholders. The terms of the Options Proposal are set out below:

3.2.1 The Offeror will, subject to:

(a) all the Conditions of the Offer being satisfied or waived (as applicable):

(b) the relevant Options continuing to be exercisable into new shares; and

(c) the administrative committee of the PacNet Share Option Plan (Options Plan Committee) not exercising its discretion to grant a cash bonus award to Optionholders for all or part of the Options pursuant to Section 6.1(a) of the PacNet Share Option Plan, to pay to an Optionholder, a cash amount (the Option Price) in consideration of such Optionholder agreeing:

(i) not to exercise all or any of the Options held by him in respect of which he has accepted the Options Proposal (the Relevant Options) into new shares; and

(ii) not to exercise all or any of his other rights as holder of the Relevant Options,

in each case from the date of this acceptance of the Options Proposal to the respective dates of expiry of the respective Relevant Options.

3.2.2  Further, if the Offer is successful, an Optionholder who has accepted the Options Proposal will also be required to surrender all of the Relevant Options held by him for cancellation.

3.2.3  If the Offer lapses or is withdrawn or if the Relevant Option ceases to be exercisable into new shares, or the Options Plan Committee grants a cash bonus to Optionholders referred to in (c) above the Options Proposal will lapse accordingly.

3.2.4  The Option Price is the higher of:

(a) the “see-through” price, which in relation to any Option, is to the extent positive:

(i) the offer price for each PacNet share under the Offer; less

(ii) the exercise price per PacNet share under the Relevant Option concerned; or

(b) the highest price paid by Connect and persons acting in concert with it for the Options, within three months of commencement of the Offer and during the Offer period.

3.2.4  The Options Proposal is conditional upon all the conditions of the Offer being satisfied or waived (if applicable).

3.2.5  The Offer is not conditioned upon acceptances received in relation to the Options Proposal.

4.	FURTHER ACTION

If you wish to exercise all or part of your Options in order to participate in the Offer, you must exercise your Options for PacNet shares and deliver the relevant exercise notice(s) and other required documents and the subscription monies in accordance with the rules of the PacNet Share Option Plan such that you would be able to accept the Offer, and deliver the PacNet shares to which such acceptance relates, within the time period provided in, and otherwise in accordance with, the terms of the Offer to Purchase, Alternatively, if you wish to accept the Options Proposal, please sign and return the attached acceptance form to reach the Depositary at the address listed on the back cover of this Options Proposal before the expiration of the Offer.

5.	RESPONSIBILITY STATEMENT

The directors of Connect (including those who have delegated detailed supervision of this Letter) have taken all reasonable care to ensure that the facts stated in this Letter are fair and accurate and that no material facts have been omitted from this Letter (the omission of which would render any statement in this Letter misleading in any material respect), and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or publicly available sources or obtained from PacNet (including without limitation, information relating to PacNet), the sole responsibility of the directors of Connect has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Letter.

6.	FURTHER INFORMATION

If you require further information on the contents of this Letter, please contact the Information Agent or the Financial Adviser and Dealer Manager at the telephone numbers and locations listed below:

The Information Agent for the Options Proposal is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885
Email:tenderoffer@mackenziepartners.com

or

The Financial Adviser and Dealer Manager for the Offer is:

Lazard Asia Limited 3 Church Street #14-01 Samsung Hub Singapore 049483	Lazard Fréres & Co. LLC 30 Rockefeller Plaza New York, New York 10020

Call in Singapore.: (65) 6534 2011

Yours faithfully,

Connect Holdings Limited

ACCEPTANCE FORM

To:  Connect Holdings Limited
C/o The Bank of New York
Tender and Exchange Department
P.O. Box 11248
Church Street Station
New York, N.Y. 10286-7248

1. I have read your Letter dated 2 May 2007 issued in connection with the Options Proposal (the Letter).

2. Capitalised terms used herein and defined in the Letter shall have the same meaning in this acceptance form unless otherwise defined.

3. I would like to irrevocably accept the Options Proposal in respect of my Options (the Relevant Options), the details of which are set out below. Accordingly, I will NOT be exercising any of the Relevant Options for PacNet shares from the date of my acceptance of the Options Proposal to the respective dates of expiry of the Relevant Options.

No. of Relevant Options	Exercise Price (S$)	Exercise Period

4. I acknowledge that the Options Proposal is subject to all the conditions to the Offer being satisfied or waived (as applicable), the Relevant Options continuing to be exercisable into PacNet shares and the Options Plan Committee not exercising its discretion to grant a cash bonus award to Optionholders for all or part of the Options pursuant to Section 6.1(a) of the PacNet Shares Option Plan.

5. I further agree that, if the Offer becomes unconditional, I will promptly surrender all of the Relevant Options for cancellation. If the Offer lapses or is withdrawn or if the Relevant Options cease to be exercisable into new PacNet shares, the Options Proposal will lapse accordingly.

6. I further acknowledge that no representation was made by you to induce me to accept the Options Proposal.

Please print in block letters Name in Full

Name in Full	: _ _

NRIC/Passport No.	: _ _

Address	: _ _

Signature	: _ _

Date	: _ _

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